UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 1095847

As at September 3, 2008

ROCKWELL DIAMONDS INC.
800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ David J. Copeland
Chairman

Date: September 3, 2008

* Print the name and title of the signing officer under his signature.

800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada V6C 2V6
www.rockwelldiamonds.com

ROCKWELL SETTLES INDUSTRIAL ACTION AND WAGE NEGOTIATION
AT ITS NORTHERN CAPE OPERATIONS

September 3, 2008. Vancouver, B.C. - Rockwell Diamonds Inc ("Rockwell" or the "Company") (TSX: RDI; JSE: RDI; OTCBB: RDIAF) reports on the resolution of industrial action at its Wouterspan Mine and finalization of wage negotiations with the National Union of Mineworkers (the "NUM"). NUM represents the majority of the Company's employees. Operations will resume at all of the Company's mines on Wednesday September 3, 2008.

Following negotiations between the Company and the NUM, the parties have settled the disciplinary procedure and hearing initiated against employees at its Wouterspan Mine on the Middle Orange River in the Northern Cape Province of South Africa. As reported in a news release of July 25, 2008 this action was initiated following illegal strike action at this mine.

During discussions and negotiations with the NUM in respect of the Wouterspan industrial action, the Company was also able to conclude wage negotiations which were implemented in June 2008. These negotiations reached a deadlock in mid August and were followed by work stoppages at the Company's other operations.

The Company has agreed on a 13.5% increase on the basic wage paid to its employees, excluding management levels. This increase is in line with latest consumer price inflation figures for South Africa.

During the industrial action and work stoppages experienced by the Company, Rockwell was able to maintain day time shift production through the efforts of its mine management and supervisor teams supported by non-unionized employees, at its Saxendrift, Wouterspan and Klipdam operations. Health and Safety procedures were adhered to at all times, routine maintenance and repairs, as well as upgrades of certain plant and equipment was performed during the period of industrial action.

As a consequence of the Wouterspan industrial action and stoppages experienced due to wage issues, the Company has experienced production losses during late July and the month of August, with production falling by approximately 55% for the month of August.

No delays were experienced with the fabrication and construction of the Company's new high-volume Wet-Rotary Pan Plant being constructed on the Saxendrift property. Start-up of this plant is scheduled for early November 2008.

President and CEO John Bristow noted "We are pleased to have successfully resolved the Wouterspan industrial action and wage negotiations in constructive dialog with our employees and the National Union of Mineworkers. Our negotiations and discussions with the NUM have allowed the Company and its employees to table and discuss challenges faced by both parties and to put forward improved communication and information sharing procedures. We will be implementing some of the ideas put forward including more regular meeting forums and other dispute resolution mechanisms for the Company and its employees."

For further details on Rockwell Diamonds Inc., please visit the Company's website at www.rockwelldiamonds.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

John Bristow
President and CEO

No regulatory authority has approved or disapproved the information contained in this news release.

Forward Looking Statements
This release includes certain statements that may be deemed "forward-looking statements". Other than statements of historical fact all statements in this release that address future production, reserve or resource potential, exploration drilling, exploitation activities and events or developments that each Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. There is no certainty of the financing completing. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, changes in and the effect of government policies regarding mining and natural resource exploration and exploitation, availability of capital and financing, geopolitical uncertainty and political and economic instability, and general economic, and market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. For more information on Rockwell, Investors should review Rockwell's annual Form 20-F filing with the United States Securities and Exchange Commission www.sec.com and the Company's home jurisdiction filings that are available at www.sedar.com.